UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934



                            Telscape International, Inc.
                                (Name of Issuer)


                           Common Stock, $.001 par value
                           (Title of Class of Securities)


                                    730905 10 6
                                   (CUSIP Number)


                             Morris F. DeFeo, Jr., Esq.
                             Swidler & Berlin, Chartered
                           3000 K Street, N.W., Suite 300
                              Washington, D.C. 20007
     (Name, address and Telephone Number of Person Authorized to Receive
Notices
                                 and Communications)




                                   June 24, 1998
               (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

                                    SCHEDULE 13D


     CUSIP NO. 730905 10 6


     1.   Name of Reporting Person
               Ricardo Orea Gudino

     2.   Check the appropriate box if a member of a group
          (a)[  ]
                                                            (b)[  ]
     3.   SEC Use only

     4.   Source of Funds
               WC

     5.   Check Box if disclosure of legal proceedings is required pursuant to
              items 2(d) or (e)            [  ]
               Not Applicable

     6.   Citizenship or place of organization
               Mexico

                             7.   Sole Voting Power
                                        1,155,167 shares of Common Stock,
                                         $.001 par value
     Number of Shares
     Beneficially            8.   Shared voting power
     Owned by                           Not Applicable
     Each
     Reporting               9.   Sole dispositive power
     Person                              1,155,167 shares of Common Stock,
                                          $.001 par value
                            10.  Shared dispositive power
                                        Not Applicable

   11.  Aggregate amount beneficially owned by each reporting person
               1,155,167 shares of Common Stock, $.001 par value

   12.  Check box if the aggregate amount in row (11) excludes certain shares
     [  ]
               Not Applicable

   13.  Percent of class represented by amount in row (11)
               14.6%

   14.  Type of reporting person
               IN

     Item 1.   This statement relates to the Common Stock, $.001 par value
(the
               "Common  Stock"),  of  Telscape  International,  Inc.,  a
Texas
               corporation ("Telscape"), whose principal executive offices are located at:

               2700 Post Oak Blvd., Ste. 1000
               Houston, TX  77056

     Item 2. The person filing this statement is Ricardo Orea Gudino. His business address is c/o Telereunion, Inc., Moras No. 430
Freeway,
               Col. Del Valle, Del. Benito Juarez, 03100 Mexico, D.F.  Mr.
Orea
               Gudino   is   the   Vice   President   of   Telereunion,   Inc.
               ("Telereunion"), a Delaware corporation, and, a subsidiary of Telscape. Mr. Orea Gudino is the beneficial owner and president
               of Cloud International LLC ("Cloud"), a Delaware entity.
During
               the last five years, Mr. Orea Gudino has not been convicted in a criminal proceeding nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Mr. Orea Gudino is a citizen of Mexico.

     Item 3. Working capital of Cloud totaling $251,850 was used to exercise 115,000 Series A Common Stock Warrants that Cloud owned resulting
               in an increase in Common Stock of Telscape of 115,000 shares on June 24, 1998.

     Item 4.   Investment of working capital.

     Item 5. (a) Mr. Orea, individually and through Cloud, beneficially owns 1,155,167 shares of Common Stock of Telscape or 14.6% of the 7,908,721 shares issued and outstanding on 6/25/98. The number of shares beneficially owned does not exclude any rights of Mr. Orea Gudino.

               (b) Mr. Orea Gudino has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 1,155,167 shares of Common Stock of Telscape.

               (c) Other than as described herein, there were no transactions in
               the Common Stock of Telscape effected during the past sixty
(60)
               days by Mr. Orea.

               (d) There is no other person known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities reported herein.

     Item 6.   There   are   no   material   contracts,   understandings,   or
               relationships.

     Item 7.   There are no Exhibits.

     Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     6/24/98                    /s/ Ricardo Orea Gudino
     __________________
__________________________________________________
     Date                          Signature



                                    Ricardo Orea Gudino
                                    Name